October 20, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Bradley Ecker

Re:	Growth Capital Acquisition Corp.

Registration Statement on Form S-4

Filed September 8, 2021

File No. 333-259391

Dear Mr. Ecker:

Growth Capital Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on October 6, 2021, regarding the Registration Statement on Form S-1 submitted to the Commission on September 8, 2021. The Company has filed Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) with the Commission on the date hereof. Capitalized terms not otherwise defined in this letter shall have the meanings set forth in the Amended Registration Statement.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Form S-4 filed September 8, 2021

General

1. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see pages 15, 57 and 121 of the Amended Registration Statement.

2. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see page 15 of the Amended Registration Statement.

3. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see page 95 of the Amended Registration Statement.

4. Please revise your disclosure to provide explanation as to the additional $41.5 million in Subscription Agreements that GCAC will be permitted to sell to additional PIPE investors, including what events would trigger such a transaction, who the additional PIPE investors may be (including whether or not they may be the same as other PIPE investors), and the potential impact this arrangement may have on your public stockholders.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see page 148 of the Amended Registration Statement. The Company respectfully notes that the revised disclosure as currently drafted notes that the Company will not enter into additional Subscription Agreements in the future.

5. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to highlight the risk referred to in the comment. Please see the cover page and pages 18, 46, 48 and 125 of the Amended Registration Statement.

6. Please disclose the anticipated use of the proceeds from the funds in the trust and PIPE.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see page 231 of the Amended Registration Statement.

Cover Page

7. Please revise your cover page to give prominence to the disclosure that the Sponsor and GCAC’s directors and executive officers have interests in the business combination that is different from, or in addition, to those of your public stockholders.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to address the Staff’s comment. Please see the cover page of the Amended Registration Statement.

8. Please revise to disclose the equity ownership of the public stockholders, PIPE investors and Sponsor.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to address the Staff’s comment. Please see the cover page of the Amended Registration Statement.

Q: What equity stake will current stockholders of GCAC and Cepton stockholders hold in New Cepton after the Closing?, page 14

9. Please revise to disclose the aggregate ownership interests that Koito will have in the post business combination including Koito’s PIPE investment.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see page 15 of the Amended Registration Statement.

Q: What interests do GCAC’s initial stockholders and current officers and directors have in the Business Combination?, page 17

10. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: The Company acknowledges the Staff’s comment and respectfully notes that the disclosure as currently drafted includes all amounts that the sponsor and its affiliates have at risk that depend on completion of a business combination.

11. Please clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment even if other SPAC shareholders experience a negative rate of return in the post business combination company.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested clarification. Please see page 19 of the Amended Registration Statement.

Recommendation to GCAC Stockholders, page 47

12. Please revise your disclosure here and throughout your prospectus to quantify all deferred fees to be paid to interested parties upon the Closing of the business combination.

Response: The Company acknowledges the Staff’s comment and respectfully notes that the disclosure as currently drafted includes all deferred fees to be paid to interested parties upon the Closing of the business combination.

Summary Unaudited Pro Forma Condensed Combined Financial Information, page 53

13. Please revise the tables on page 55 to present the historical and pro forma basic and diluted per share amounts and the shares used to calculate such amounts for each scenario.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see page 57 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 104

14. Please revise your balance sheets as of June 30, 2021 on page 108 to show the number of shares authorized, issued and outstanding on a historical and pro forma basis.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its balance sheets as of June 30, 2021 on page 109 of the Amended Registration Statement to address the Staff’s comment.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

2. Adjustment to Unaudited Pro Forma Combined Financial Information, page 115

15. Refer to footnote (9) on page 116. Please disclose your basis for the reclassification of the GCAC’s public warrants from liability to additional paid-in capital.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure in footnote (9) on page 117 of the Amended Registration Statement to address the Staff’s comment.

3. Net Loss per Share, page 116

16. Refer to footnote (1) on page 117. Please delete your reference to the July 31, 2021 Cepton cap table as it is not presented in the filing. More fully explain to us the calculation of the 142,373,410 New Cepton shares that will be issued to existing Cepton stockholders by reconciling the amount to the share numbers presented in the June 30, 2021 Balance Sheet.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its footnote (1) disclosure on page 118 of the Amended Registration Statement to address the Staff’s comment.

17. Refer to footnote (2) on page 117. Please quantify all instruments excluded from the calculations of pro forma losses per share because they are antidilutive.

Response: The Company acknowledges the Staff’s comment and respectfully informs the Staff that footnote (3) on page 118 of the Amended Registration Statement has been updated to quantify all instruments excluded from the calculations of pro forma loss per share because they are antidilutive.

Comparative Share Data, page 118

18. You disclose on page 118 that the pro forma book value per share information reflects the Business Combination assuming New Cepton Shares were outstanding since January 1, 2020. Please be advised that the pro forma book value per share information should be determined as if the Business Combination had occurred on June 30, 2021. The same comment applies to your disclosure on page 58.

Response: : The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 57 and 121 of the Amended Registration Statement to address the Staff’s comment.

19. Refer to footnote (2) on page 119. Please revise to calculate all historical and pro forma book value per share disclosures based on the number of historical or pro forma shares outstanding as of the date presented rather than the weighted shares outstanding during the period. The same comment applies to your disclosure on page 59.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 57 and 121 of the Amended Registration Statement to address the Staff’s comment. The Company further advises the Staff that it has updated the calculations for historical and pro forma book value per share, as applicable.

Timeline of the Business Combination, page 145

20. Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, valuation, structure, consideration, proposals and counter-proposals, size of PIPE, and the minimum cash amount. In your revised disclosure, please explain the reasons for the terms, each party’s position on the issues, and how you reached agreement on the final terms.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see pages 145 to 148 of the Amended Registration Statement.

Certain Projected Financial Information, page 148

21. We note that you present financial projections through the year ended 2026. Please expand your disclosures to further describe the key assumptions driving the significant growth in your revenues for the years ended 2021 through 2026 and explain why you believe the assumptions are reasonable. Also, disclose any factors or contingencies that might prevent such growth from ultimately materializing.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see pages 151-152 and 155-158 of the Amended Registration Statement.

THE AMENDED AND RESTATED CHARTER PROPOSAL (PROPOSAL 2), page 162

22. Please revise to include the reasons for the proposed amendments to the charter. In that regard, we note that you have not provided the reasons for the choice of forum amendment.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see page 169 of the Amended Registration Statement.

Cepton’s Management’s Discussion and Analysis of Financial Conditional and Results of Operations Liquidity and Capital Resources, page 224

23. Please quantify and more fully disclose and discuss your short and long term liquidity requirements and priorities, including potential changes in your priorities based on the impact of changes in the amount of cash available to the post-merger company due to the amount of cash redemptions by shareholders.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 231 of the Amended Registration Statement to address the Staff’s comment.

Exclusive forum for certain lawsuits, page 238

24. Please revise to ensure that it is consistent with Article XV of the Amended and Restated Charter. In that regard, your disclosure that the federal district courts of the United States to be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act and the Exchange Act is inconsistent with your disclosure on page 94 and Article XV.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement on page 245 to include the requested information. The Amended and Restated Charter filed with the Registration Statement does not contain “Article XV” as noted in the Staff’s comment. The Company respectfully advises the Staff that it believes that its disclosure regarding the exclusive forum provision is consistent with the Amended and Restated Charter that was previously filed with the Registration Statement.

Arrangement with Koito Manufacturing Co., Ltd., page 267

25. We note your disclosure on page 65 that sales to Koito accounted for over 50% of Cepton’s total revenues for the six months ended June 30, 2021. Please disclose the material terms of your agreement with Koito and file the agreement as an exhibit to your registration statement.

Response: The Company acknowledges the Staff’s comment and has filed the arrangement between Cepton Technologies, Inc. and Koito Manufacturing Co., Ltd. as exhibit 10.23 to the Registration Statement. Please note that certain limited portions of the as-filed exhibit have been redacted. The Company respectfully advises the Staff that it believes that each redaction is in accordance with Item 601(b)(10) of Regulation S-K, as each has been excluded from the exhibit on the basis that the information (i) is not material and (ii) is the type of information that the Company treats as private and confidential. Please see page 275 of the Amended Registration Statement for a summary of the material terms of the arrangement.

Growth Capital Acquisition Corp

Notes to the Condensed Financial Statements

Note 10 - Subsequent Events, page F-19

26. You disclose here that the PIPE investor has committed to purchase 5,000,000 shares of common stock of GCAC common stock for gross proceeds of 50.0 million. You also disclose elsewhere in the filing that the investor has committed to purchase 5,850,000 shares for gross proceeds of $58.5 million. Please reconcile or revise accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to reflect the commitments to purchase 5,850,000 shares for gross proceeds of $58.5 million, which was the correct amount as of the date of the interim financial statements. Note 10 does not reflect the additional 100,000 shares and $1,000,000 commitment, the subscription agreement for which was executed after the date of the financial statements. Please see page F-19 of the Amended Registration Statement.

Cepton Technologies, Inc. and Subsidiaries

Unaudited Interim Condensed Financial Statements as of and for the Six Months Ended June 30, 2021 and 2021

Note 1 - Description of Business and Summary of Significant Accounting Policies Basis of Presentation and Principles of Consolidation, page F-46

27. We note your discussion of the factors that raise substantial doubt about your ability to continue as a going concern. Please tell us whether you and your auditor also assessed your ability to continue as a going concern as of December 31, 2020 and if so, how your auditor concluded that an explanatory paragraph in the audit opinion regarding your ability to continue as a going concern was not considered necessary.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Cepton assessed its ability to continue as a going concern as of December 31, 2020. This assessment was performed following the guidance in ASC 205-40-50-4 and 50-5 regarding the evaluation of relevant conditions and events to determine an entity’s ability to meet its obligations as they become due within one year after the issuance date of the financial statements and the quantitative and qualitative information that should be considered when performing said evaluation. Specifically, Cepton considered its financial projections through May 31, 2022 (one year after the issuance date of its 2020 financial statements), noting that its cash usage rate allowed it to fund its normal operations using funds from existing cash, cash equivalents, and marketable securities as well as projected funds from operations through May 31, 2022. These financial projections did not include cash inflow assumptions associated with a SPAC merger. Cepton’s auditor evaluated this assessment and concluded that substantial doubt about Cepton’s ability to continue as a going concern as of December 31, 2020 was alleviated due to these financial projections.

The Company respectfully advises the Staff that given the passage of an additional three-months’ time from the issuance of Cepton’s financial statements for the year ended December 31, 2020 to the issuance of Cepton’s interim financial statements as of June 30, 2021, the “as-of” date for the projected cash balance analysis shifted from May 31, 2022 to August 31, 2022. The additional three months had an impact on the conclusion of whether or not there existed substantial doubt that was not probable of being mitigated through Cepton’s operating and financial plans. The Company respectfully advises the Staff that for an entity that is primarily in the R&D phase where development of the prospective product(s) is capital intensive with little to no current inflows outside of financing activities, this dynamic is not uncommon such that a movement of three months in the 12-month look-forward assessment period can have a significant impact. As part of the going concern assessment for the issuance of its interim financial statements as of June 30, 2021, Cepton noted that in its updated projections, there was still an expected cash balance as of June 30, 2022 (a proxy for May 31, 2022 for purposes of this discussion) however, said cash balance declined to lower than the projected balance from the financial projections assessed during the audit of the year ended December 31, 2020. These considerations led Cepton and its auditor to conclude that the substantial doubt conclusion reached for the interim period ended June 30, 2021 did not contradict the conclusion (and the auditor’s related concurrence) reached for the 2020 financial statements issued on May 31, 2021.

Note 10 - Stock-Based compensation, page F-53

28. Please disclose and discuss changes in the estimated fair value of your common stock during the periods presented. Please also address any material differences between the valuations used to determine the fair value of your common stock relative to the fair values implied by other equity transactions and the fair value implied by the current merger transaction.

Response: The Company respectfully advises the Staff that it has revised the critical accounting policies section of Cepton’s Management’s Discussion and Analysis, pages 235-236 of the Amended Registration Statement, to address the Staff’s comment to disclose and discuss changed in the estimated fair value of our common stock during the periods presented.

The Company also respectfully acknowledges the Staff’s comment and advises the Staff that in accordance with ASC 718-10-50-1, the Company has disclosed the nature and terms associated with Cepton’s share-based payment arrangements, the effect of compensation cost from said share-based payment arrangements, the method of estimating the fair value of the related equity instruments granted, and the cash flow effects resulting from its share-based payment arrangements needed to achieve the objectives of paragraph 718-10-50-1 as specified in ASC 718-10-50-2.

Note 17 - Subsequent Events, page F-57

29. Please expand your disclosure to disclose the material terms of the business combination agreement with GCAC and the PIPE financing arrangement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised and added additional disclosure on page F-57 of the Amended Registration Statement to address the Staff’s comment.

Cepton Technologies, Inc. and Subsidiaries

Consolidated Financial Statements as of December 31, 2020 and 2019

Notes to Consolidated Financial Statements

Note 2 - Revenue, page F-71

30. Please disclose revenues and long-lived assets related to your country of domicile and also specifically identify each other individual foreign country that is listed and deemed material. In addition, please disclose the method you use to attribute revenues from external customers to individual countries. Refer to ASC 280-10-50-41. The same comment also applies to your disclosure on page F-49.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised and added additional disclosure on pages F-49 and F-72 of the Amended Registration Statement to address the Staff’s comment and disclose revenues related to Cepton’s country of domicile. We advise that Cepton’s current disclosure states that revenues are disaggregated based on the shipping location of the customer, which the Company believes satisfies the requirement to disclose the method of attribution of revenues from external customers as per ASC 280-10-50-1. The Company respectfully acknowledges the Staff’s comments and advises the Staff that it has revised and added disclosure on pages F-57 and F-83 to disclose long-lived assets related to our country of domicile.

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We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Samuel Katz at skatz@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ George Syllantavos
George Syllantavos
Co-Chief Executive Officer

cc:	Jeffrey Rubin, Esq.